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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13G/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 3)*



                         National Home Health Care Corp.
--------------------------------------------------------------------------------

                                (Name of Issuer)

                     Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   636320-10-3
                  --------------------------------------------
                                 (CUSIP Number)



       Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

       *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

       The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------                       ---------------------------------

CUSIP NO. 636320-10-3      Amendment No. 3 to   PAGE    2    OF     3    PAGES
                             Schedule 13G             -------     -------
------------------------                       ---------------------------------

----------- --------------------------------------------------------------------

    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Frederick H. Fialkow
----------- --------------------------------------------------------------------

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            N/A
                                                                     (a)  [_]
                                                                     (b)  [_]

----------- --------------------------------------------------------------------

    3       SEC USE ONLY
----------- --------------------------------------------------------------------

    4       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
----------- --------------------------------------------------------------------
      NUMBER OF
        SHARES             5      SOLE VOTING POWER
     BENEFICIALLY
       OWNED BY                            1,801,407
         EACH
      REPORTING         --------- ----------------------------------------------
        PERSON
         WITH
                           6      SHARED VOTING POWER
                                           0
                        --------- ----------------------------------------------

                           7      SOLE DISPOSITIVE POWER

                                           1,801,407
                        --------- ----------------------------------------------

                           8      SHARED DISPOSITIVE POWER

                                        0
--------------------------------------------------------------------------------

    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,801,407

----------- --------------------------------------------------------------------

10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES*                                                         [_]
            N/A
----------- -------------------------------------------------------------------

11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            35.47%
----------- -------------------------------------------------------------------

12          TYPE OF REPORTING PERSON*

            IN
----------- -------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                       ---------------------------------

CUSIP NO. 636320-10-3      Amendment No. 3 to   PAGE    3    OF     3    PAGES
                             Schedule 13G             -------     -------
------------------------                       ---------------------------------

         Except as to Item 4, no change has occurred with respect to the answer to any items of this Schedule from the information last reported in respect of such item.

  ITEM 4.     OWNERSHIP.       As of December 31, 2000:

         (a) Amount beneficially owned: 1,801,407 shares of common stock. Includes 66,963 shares of common stock allocated to Mr. Fialkow under the issuer's Savings and Stock Savings Plan as of September 30, 2000. Also includes 152,779 shares of common stock underlying stock options which may be exercised within 60 days. Does not include 546 shares of common stock beneficially owned by Mr. Fialkow's spouse, with respect to which Mr. Fialkow disclaims beneficial ownership.

         (b)      Percent of Class:35.47%

         (c)      Number of shares as to which such person has:

                  (i)      sole  power  to vote or  direct  the  vote:
                           1,801,407

                  (ii)     shared power to vote or direct the vote: 0

                  (iii)    sole   power  to   dispose  or  direct  the
                           disposition of: 1,801,407

                  (iv) shared power to dispose or direct the disposition of: 0


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  February 8, 2001


                                               /s/Frederick H. Fialkow
                                               -----------------------
                                                  Frederick H. Fialkow